Room 4561

August 11, 2006

Mr. Neldon Johnson
President and Chief Executive Officer
International Automated Systems, Inc.
326 North SR 198
Salem, UT 84653

RE: **International Automated Systems, Inc.**
    Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
    Filed February 21, 2006

Dear Mr. Johnson:

    We have completed our review of your Form 10-KSB/A and related filings and
do not, at this time, have any further comments.

                                        Sincerely,

                                        Brad Skinner
                                        Accounting Branch Chief